Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

July 27, 2017

Justin Dobbie U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:         Atlantic Acquisition Corp.

Amendment No. 1 to
Registration Statement on Form S-1

Filed June 26, 2017
File No. 333-214287

Dear Mr. Dobbie:

On behalf of our client, Atlantic Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated July 21, 2017 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the amended Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Justin Dobbie July 27, 2017 Page 2

Description of Securities, page 82

Rights, page 83

1.	We note your response to our prior comment 2. Please clarify the first sentence here and similar disclosure on page 8 that rights will automatically convert to the extent you are the surviving entity on consummation of an initial business combination and that rights holders will be required to affirmatively elect to convert to the extent you are not the surviving entity.

Response: The disclosure on pages 8 and 83 of the Amended S-1 has been revised in accordance with the Staff’s comments.

2.	We note your response to our prior comment 2 and to comment 4 in our letter October 6, 2016. Please confirm to us your understanding that to the extent you are not the surviving entity, the surviving entity would need to register (or rely on an available exemption for) the issuance of securities to rights holders on conversion.

Response: The Company hereby confirms that if the Company is not the surviving entity in a business combination and the surviving entity is issuing its securities to the Company’s rights holders, the surviving entity would be obligated to file a registration statement relating to (i) the issuance of securities to the rights holders (the “New Securities”) and (ii) any securities the former rights holders could receive upon conversion of the New Securities. In such case, a business combination could only close once the registration statement became effective.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner